FORM 6 - K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                            Report of Foreign Issuer

                      Pursuant to Rule 13a - 16 or 15d -16
                     of the Securities Exchange Act of 1934

                          For the Month of August 2003



                      B.O.S. BETTER ON-LINE SOLUTIONS, LTD.
                 (Translation of Registrant's Name into English)



                      100 BOS ROAD, TERADION 20179, ISRAEL
                    (Address of Principal Corporate Offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                           Form 20-F /X/      Form 40-F /_/


Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes /_/       No /X/


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

1. The Registrant has received notice from the Nasdaq Stock Market indicating that for 30 consecutive trading days the Registrant's ordinary shares have not maintained a minimum market value of publicly held shares of $5,000,000 as required for continued inclusion on the Nasdaq National Market under Marketplace Rule 4450(a)(2), and will be provided until November 26, 2003 to regain compliance. Should the Registrant not regain compliance, the Registrant's securities may be delisted from the Nasdaq National Market, and the Registrant may be eligible to transfer its securities to the Nasdaq SmallCap Market.


2. Attached hereto and incorporated by reference is the following Registrant's press release:

     B.O.S. Better On-line Solutions Ltd. Announces Financial Results of Operations for the Second Quarter of 2003; Dated August 21, 2003.





Signature


Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                        B.O.S. Better On-Line Solutions, Ltd.
                                        (Registrant)


                                        By:   /S/  ISRAEL GAL
                                        ---------------------
                                              Israel Gal
                                              President and CEO
Dated: September 1, 2003

                     B.O.S. - BETTER ON-LINE SOLUTIONS LTD.
--------------------------------------------------------------------------------

B.O.S. BETTER ON-LINE SOLUTIONS LTD. ANNOUNCES FINANCIAL RESULTS OF OPERATIONS FOR THE SECOND QUARTER OF 2003

TERADYON, ISRAEL - August 21, 2003 - B.O.S. Better On-line Solutions Ltd. (the "Company" or "BOS") (NASDAQ: BOSC, TASE:BOS) announced today its financial results for the quarter ended June 30, 2003.

Revenues for the second quarter of 2003 were $1.49 million, higher by 5% than the first quarter of 2003 and lower than the second quarter of 2002 by 44%.

Net loss for the second quarter of 2003 from continuing segments was $969,000 (or $0.25 per share), compared to a net profit of $272,000 (or $0.09 per share) for the second quarter of 2002.

Total cash and investments were $6.76 million as of June 30, 2003.

The Company reported a $267,000 in restructuring costs, derived from closing non profitable sales offices as per its cost reduction plan.

As of January 1, 2003 the Company has been preparing consolidated financial statements in accordance with United States Generally Accepted Accounting Principles ("U.S. GAAP").


Gross profit margin for the second quarter of 2003 was 69%, compared to 68% for the first quarter of 2003 and 75% for the second quarter of 2002. The software vs. hardware sales breakdown within the Company's Legacy products line was distributed differently this year, with more of the sales being generated from the lower-profit margin hardware products than in previous years. As a result, there was a decrease in the gross margin percentage, compared to 2002.

Operating expenses for the second quarter of 2003, excluding restructuring costs, totaled $1.79 million, compared to $1.90 million during the first quarter of 2003. Additionally, the Company recognized $267,000 in closure costs derived from closing non profitable sales offices around the world according to its cost reduction plan, so that total operating expenses for the second quarter of 2003 totaled $2.06 million.

Net loss from continuing operations for the second quarter of 2003 totaled $969,000, compared to net loss of $949,000 for the first quarter of 2003.



ISRAEL (IZZY) GAL, B.O.S.' CEO STATED:

"During the second quarter the Company continued to reduce costs by closing non-profitable operations, adjusting salaries, and reducing the total number of employees.

In order to compensate for the slower-than-expected ramp-up of sales for the new product line, the Company has adjusted its expenses and intends to reach profitability towards the end of the current year.

Based on market acceptance to date, BOS' management is optimistic about the future of the BOSaNOVA Claro product line. We know that we have an excellent concept, manifested in a proven product, with a reasonable probability for business success".



SECOND QUARTER 2003 - DISCONTINUING SEGMENT

During the fourth quarter of 2002, based on the poor economic climate and upon its severe financial situation, the Company initiated a plan to cease the operations of its wholly owned U.S. subsidiary, Pacific Information Systems, Inc. ("Pacinfo") and is trying to reach an arrangement with Pacinfo's creditors. As a result, the financial statements of the Company disclose the financial information related to the Pacinfo in accordance with accounting standards for "discontinued operations".

The net income from the discontinuing segment for the second quarter of 2003 was $165,000 (or $0.04 per share) compared to net income of $1.51 million in the first quarter of 2003 (or $0.48 per share), and a net loss of $316,000 for the second quarter of 2002 (or $0.1 per share).

Net loss from continuing and discontinuing operations for the second quarter of 2003 was $804,000 (or $0.21 per share) compared to net income of $558,000 in the first quarter of 2003 (or $0.16 per share) and a net loss of 44,000 (or $0.01 per share) for the second quarter of 2002.

ABOUT B.O.S.

Through its wholly owned subsidiary, BOScom, the Company develops, produces and markets multi-functional, cross-enterprise communication and networking products. Marketed under the BOSaNOVA brand, these products are renowned for their simplicity of use, quality, and reliability.

The IP Telephony line (www.boscom.com) offers innovative convergence migration solutions that leverage a corporation's existing equipment infrastructure.

The legacy line (www.bosweb.com) provides solutions for IBM midrange-to-PC and LAN connectivity and GUI emulation, and printing solutions that are operating system-independent.

B.O.S. (www.boscorporate.com) was established in 1990 and became a public company traded on the Nasdaq National Market in 1996 (Nasdaq:BOSC), and on the Tel Aviv Stock Market in 2002 (TASE:BOS).

For further information, please contact:
Mr. David Chouchena
Tel. +972-3- 6950666 x1302
e-Mail: david.c@cukierman.co.il



THE FORWARD-LOOKING STATEMENTS CONTAINED HEREIN REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND FINANCIAL PERFORMANCE. THESE FORWARD-LOOKING STATEMENTS ARE SUBJECT TO CERTAIN RISKS AND UNCERTAINTIES THAT COULD CAUSE THE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE IN THE FORWARD-LOOKING STATEMENTS, ALL OF WHICH ARE DIFFICULT TO PREDICT AND MANY OF WHICH ARE BEYOND THE CONTROL OF BOS, INCLUDING, BUT NOT LIMITED TO, THOSE RISKS AND UNCERTAINTIES DETAILED IN BOS' PERIODIC REPORTS AND REGISTRATION STATEMENTS FILED WITH THE U.S. SECURITIES EXCHANGE COMMISSION.

                      CONSOLIDATED STATEMENTS OF OPERATIONS
--------------------------------------------------------------------------------
           U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA


                                                                            JUNE 30                  DECEMBER 31
                                                                ---------------------------------
                                                                     2003              2002              2002
                                                                ----------------   --------------  -----------------
                                                                           UNAUDITED                   AUDITED
                                                                ---------------------------------  -----------------
ASSETS

CURRENT ASSETS:
Cash and cash equivalents                                       $         3,650    $       1,195   $          5,246
Restricted cash                                                               -                -                700
Short-term bank deposits                                                      -            5,007                  -
Short-term marketable securities                                            614                -                819
Trade receivables                                                           981            1,853              1,523
Other accounts receivable and prepaid expenses                              327              444                382
Inventories                                                               1,171              461                855
                                                                ----------------   --------------  -----------------

TOTAL CURRENT ASSETS                                                      6,743            8,960              9,525
                                                                ----------------   --------------  -----------------

LONG-TERM INVESTMENTS:
Long term marketable securities                                           2,497            2,879              2,226
Long term prepaid expenses                                                   15               17                 15
Severance pay funds                                                         684              507                563
Other investment                                                          3,952            2,042              2,042
                                                                ----------------   --------------  -----------------

TOTAL LONG-TERM INVESTMENTS                                               7,148            5,445              4,846
                                                                ----------------   --------------  -----------------

PROPERTY AND EQUIPMENT, NET                                                 821            1,188                965
                                                                ----------------   --------------  -----------------
OTHER ASSETS, NET                                                           741              737                741
                                                                ----------------   --------------  -----------------

ASSETS RELATED TO DISCONTINUING SEGMENT                                     117            7,262              1,115
                                                                ----------------   --------------  -----------------

TOTAL ASSETS                                                    $        15,570        $  23,592   $         17,192
                                                                ================   ==============  =================

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables                                                  $           957    $         997   $          1,044
Accrued and other liabilities                                             2,425            2,711              2,501
                                                                ----------------   --------------  -----------------

TOTAL CURRENT LIABILITIES                                                 3,382            3,708              3,545
                                                                ----------------   --------------  -----------------

ACCRUED SEVERANCE PAY                                                       932              740                794
                                                                ----------------   --------------  -----------------


LIABILITIES RELATED TO DISCONTINUING SEGMENT                              1,170            7,386              4,131
                                                                ----------------   --------------  -----------------

SHAREHOLDERS' EQUITY:
Share capital                                                             4,227            3,632              3,690
Additional paid-in capital                                               42,162           41,037             41,103
Deferred stock compensation                                                  80               59                 66
Accumulated deficit                                                    (36,383)         (32,970)           (36,137)
                                                                ----------------   --------------  -----------------

TOTAL SHAREHOLDERS' EQUITY                                               10,086           11,758              8,722
                                                                ----------------   --------------  -----------------

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                      $        15,570        $  23,592   $         17,192
                                                                ================   ==============  =================

                      CONSOLIDATED STATEMENTS OF OPERATIONS
--------------------------------------------------------------------------------
           U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA


                                                        THREE MONTHS ENDED              SIX MONTHS ENDED          YEAR ENDED
                                                             JUNE 30,                       JUNE 30,             DECEMBER 31,
                                                        ------------------              ----------------          ----------
                                                         2003          2002           2003          2002           2002
                                                         ----          ----           ----          ----           ----

Revenues                                          $     1,487    $     2,640    $     2,897    $     4,403    $     9,441
Cost of revenues                                          464            667            918          1,016          2,300
                                                  -----------    -----------    -----------    -----------    -----------
Gross profit                                            1,023          1,973          1,979          3,387          7,141
                                                  -----------    -----------    -----------    -----------    -----------
Operating expenses:
  Research and development, net                           656            493          1,263          1,017          2,182
  Selling and marketing                                   843            938          1,725          1,759          3,705
  General and administrative                              294            468            705            802          1,697
  Restructuring and related costs                         267              -            267              -              -
                                                  -----------    -----------    -----------    -----------    -----------
Total operating expenses                                2,060          1,899          3,960          3,578          7,584
                                                  -----------    -----------    -----------    -----------    -----------
Operating loss                                         (1,037)            74         (1,981)          (191)          (443)
Financial income )expenses(, net                           18            198             13            188            295
Other income (expenses)                                    50              -             50            (61)           (95)
                                                  -----------    -----------    -----------    -----------    -----------
Net loss from continuing segments                        (969)           272         (1,918)           (64)          (243)

Net income (loss) related to discontinuing
  segment                                                 165           (316)         1,672         (4,686)        (7,674)
                                                  -----------    -----------    -----------    -----------    -----------
Net income (loss)                                 $      (804)   $       (44)   $      (246)   $    (4,750)   $    (7,917)
                                                  ===========    ===========    ===========    ===========    ===========
Basic and diluted net earning (loss) per share
  from continuing segment                         $     (0.25)   $      0.09    $     (0.55)   $     (0.02)   $     (0.08)
                                                  ===========    ===========    ===========    ===========    ===========
Basic and diluted net earnings (loss) per share
  from discontinuing segment                      $      0.04    $      (0.1)   $      0.48    $     (1.51)   $     (2.46)
                                                  ===========    ===========    ===========    ===========    ===========
Basic and diluted net earnings (loss) per share   $     (0.21)   $     (0.01)   $     (0.07)   $     (1.53)   $     (2.54)
                                                  ===========    ===========    ===========    ===========    ===========
Weighted average number of shares used in
  computing basic and diluted loss per share        3,804,156      3,100,631      3,488,019      3,100,631      3,115,236
                                                  ===========    ===========    ===========    ===========    ===========